Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Tomorrow.io Announces its Inaugural ESG and Climate Adaptation Awards

•	Bruce Simpson, Senior Advisor on ESG at Blackstone and McKinsey to Present Awards to Be Given During Tomorrow.io’s Third Annual “Weather Intelligence Conference” in May

Boston, February 17, 2022 – The Tomorrow Companies Inc. (“Tomorrow.io”), developer of a leading platform for global weather and climate security, today announced the “Tomorrow.io ESG and Climate Adaptation Awards.” The awards will be presented by Bruce Simpson at Tomorrow.io’s third annual Weather Intelligence Conference on May 13 to recognize an elite group of companies excelling in their climate adaptation execution and sustainable operations strategies.

Tomorrow.io previously announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU).

“Every company is being challenged to meet sustainability and ESG goals,” said Shimon Elkabetz, CEO and Co-founder of Tomorrow.io. “As we look across the weather and climate technology landscape, we see activities focused on regulation, risk analysis and disclosure, but not much focus on taking action. Action is what the ‘Tomorrow.io ESG and Climate Adaptation Awards’ recognize and celebrate.”

The “Tomorrow.io ESG and Climate Adaptation Awards” will include nominees across industries including aviation, energy, technology, logistics, sports/events and more. The nominees considered will include Tomorrow.io’s more than 30,000 customers and developers, as well as external nominations which can be submitted via Tomorrow.io’s website. In addition to leaders by industry, Tomorrow.io will recognize leaders in each of these sectors as well as a single overall winner as the most inspiring company of the year for their commitment to climate adaptation.

“While it’s encouraging to see companies turn their eyes towards ESG, the truth is that greenwashing and deceptive PR campaigns are an all too real part of the movement,” said Bruce Simpson, Senior Advisor at Blackstone. “What the ESG and climate adaptation awards represent is a unique focus on taking action, whether it’s on predictive operational optimization, reducing carbon footprints, improving safety protocols or social impact.”

Nominee selections and additional details about the “Tomorrow.io ESG and Climate Adaptation Awards” will be announced in the weeks leading up to ClimaCon, Tomorrow.io’s third annual weather intelligence conference this coming May. Details will include the panel judges to accompany Mr. Simpson in selecting winners. The winners will be announced at ClimaCon and via press release, with Tomorrow.io providing complete details on selection criteria and stories of each of the winning companies and operational leaders through the “Tomorrow.io ESG and Climate Adaptation Awards” website at https://info.tomorrow.io/esg-climate-adaptation-awards .

About Tomorrow.io

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. The platform is fully customizable to any industry impacted by the weather. Customers around the world, including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale.

About Pine Technology Acquisition Corp.

Pine Technology Acquisition Corp. is a special purpose acquisition company (“SPAC”) formed for the purpose of targeting one or more businesses for its initial business combination. Pine Technology is led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (“AmTrust”) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to scale and grow its business, including the timing of the planned satellite launches in late 2022, the expected expansion in radar coverage to be provided by Tomorrow.io’s satellites, the benefits of the partnership with Big Sky, the cash position of the combined company following closing and the timing of the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the

SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.

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